EXHIBIT 4.1
AMENDMENT
TO
TAX BENEFITS PRESERVATION PLAN

This Amendment to Tax Benefits Preservation Plan (this “Amendment”) between FNB United Corp., a Delaware corporation (the “Company”), and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”), is effective this 27th day of April, 2011.

W I T N E S S E T H:

WHEREAS, on April 15, 2011, the Company and the Rights Agent entered into that certain Tax Benefits Preservation Plan between the Company and the Rights Agent (the “Rights Plan”);

WHEREAS, the Company desires to amend the Rights Plan pursuant to Section 27 thereof; and

WHEREAS, as of the date hereof, the Shares Acquisition Date (as defined in the Rights Plan) has not occurred, and the Company has satisfied all requirements to effect an amendment to the Rights Plan.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein set forth, the parties hereto agree as follows:

Section 1. Amendments.

(a)           Section 1(a) of the Rights Plan is hereby amended and restated to read as follows:

(a)           “Acquiring Person” shall mean any Threshold Holder (as defined below) except:

(i)           the U.S.  Government;

(ii)           any Exempt Person;

(iii)           any Grandfathered Person (as defined below);

(iv)           Carlyle Financial Services Harbor, L.P., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P,. or any of their respective Affiliates that becomes a Beneficial Owner of Company Securities pursuant to the applicable Investment Agreements such parties have entered into with the Company on the date of this Amendment (each, an “Investment Agreements”), and any Person who or which acquires Company Securities from any of the foregoing in compliance with the applicable Investment Agreement;

(v)           any Person who or which the Board determines, in its sole discretion, has inadvertently become a Threshold Holder, so long as such Person (or its Affiliate)

promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient Company Securities so that such Person is no longer a Threshold Holder; and

(vi)           any Person that has become a Threshold Holder if the Board in good faith determines that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits.

(b)           Exhibit C to the Rights Plan is amended and restated to read in its entirety as attached hereto.

Section 2. Effect of this Amendment.  It is the intent of the parties hereto that this Amendment constitutes an amendment of the Rights Plan as contemplated by Section 27 thereof.  This Amendment shall be deemed effective as of the date hereof upon execution and delivery by the Board as if executed by both parties hereto on such date.  Except as expressly provided in this Amendment, the terms of the Rights Plan remain in full force and effect. Unless the context clearly provides otherwise, any reference to this “Agreement” or the “Rights Plan” shall be deemed to be a reference to the Rights Plan as amended hereby.

Section 3. Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

Section 4. Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of North Carolina and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, without regard to any conflicts of laws principles thereof; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Section 5. Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6. Descriptive Headings.  The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

2

IN WITNESS WHEREOF, the parties hereto have caused this Plan to be duly executed and attested, all as of the day and year first above written.

FNB UNITED CORP.

By:	/s/ R. Larry Campbell
R. Larry Campbell
Chief Executive Officer

REGISTRAR AND TRANSFER COMPANY

By:	/s/ William P. Tatler
Authorized Officer
William P. Tatler, Vice President

[Signature Page to Amendment to Tax Benefits Preservation Plan]

EXHIBIT C

FNB UNITED CORP.

TAX BENEFITS PRESERVATION PLAN

SUMMARY OF TERMS

Purpose
The purpose of the Tax Benefits Preservation Plan (the “Plan”) described in this summary of terms is to preserve the value of certain deferred tax assets (“Tax Benefits”) of FNB United Corp.  (the “Company”) for U.S. federal income tax purposes.

Rights; Rights Certificates
The Board of Directors of the Company (the “Board”) would authorize and declare a dividend of one preferred share purchase right (a “Right”) in respect of each share of common stock of the Company (“Common Share”) outstanding at the close of business on a record date to be selected by the Board (the “Record Date”) and to become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined below).  Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/10,000th of a Preferred Share (as defined below).

Prior to the Distribution Date (as defined below), the Rights would be evidenced by, and trade with, the Common Shares and would not be exercisable.  After the Distribution Date, the Company would cause Registrar and Transfer Company to mail rights certificates to shareholders and the Rights would trade independently of the Common Shares.

Distribution Date; Separation of Rights
Rights would separate from the Common Shares and become exercisable following the earlier of (i) the close of business on the tenth (10th) business day after a Shares Acquisition Date (as defined below) and (ii) the close of business on the tenth (10th) business day (or such later day as may be designated prior to a Shares Acquisition Date by the Board) after the date of the commencement of a tender or exchange offer by any person if, upon consummation thereof, such person would or could be an Acquiring Person (as defined below) (the “Distribution Date”).

“Shares Acquisition Date” means the date of the first public announcement by the Company in a press release expressly referring to the Plan indicating that an Acquiring Person has become such.  “Acquiring Person” means any person who or which, together with its affiliates, beneficially owns 4.99% or more of the Common Shares, other than (i) the U.S. Government; (ii) the Company or any subsidiary or employee

Exhibit C-1

benefit plan or compensation arrangement of the Company; (iii) any person or entity who or which, together with its affiliates, was on the Record Date, the beneficial owner of 4.99% or more of the Common Shares; (iv) Carlyle Financial Services Harbor, L.P., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P., or any of their respective affiliates that becomes a beneficial owner of the Common Shares pursuant to the applicable investment agreement such entities have entered into with the Company and any person who or which acquires Company Securities from any of the foregoing in compliance with the applicable Investment Agreement; (v) any person or entity who or which the Board determines, in its sole discretion, has inadvertently become a 4.99% holder so long as such person or entity promptly divests sufficient shares; and (vi) any person or entity who or which has become a 4.99% holder if the Board in good faith determines that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits.

Exercise of Rights
On or after the Distribution Date, each Right would initially entitle the holder to purchase, for $0.64 (the “Purchase Price”), 1/10,000th of a share of Junior Participating Preferred Stock, Series B, $10.00 par value per share (“Preferred Shares”), of the Company.  (The Preferred Shares would be designed so that each 1/10,000th of a share has economic and voting terms similar to those of one Common Share.)

“Flip-In” Trigger
Following the Shares Acquisition Date, (i) Rights owned by the Acquiring Person or its transferees would automatically be void; and (ii) each other Right will automatically become a Right to buy, for the Purchase Price, that number of Common Shares having a market value of twice the Purchase Price.

Exchange
At any time after the Shares Acquisition Date, the Board may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustments and limitations described in the Plan.  The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust Common Shares that would be distributable to shareholders (excluding the Acquiring Person) in the event the exchange is implemented.  The addition of this feature is intended to facilitate a more orderly distribution of Common Shares in that event.

Redemption	The Board may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.0001 per Right at any time prior to the Shares Acquisition Date.
Amendments	The Company may from time to time before the Shares Acquisition Date supplement or amend the Plan without the

Exhibit C-2

approval of any holders of Rights (or, prior to the Distribution Date, the holders of Common Shares).
After the Shares Acquisition Date, the Plan shall not be amended in any manner which would adversely affect the interests of the holders of Rights.
Expiration
The Rights will expire on the earlier of (i) December 31, 2014, (ii) the time at which all Rights are redeemed, (iii) the time at which all Rights are exchanged, (iv) such time as the Board determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of existence of the Tax Benefits and (v) a date prior to a Shares Acquisition Date on which the Board determines, in its sole discretion, that the Rights and the Plan are no longer in the best interests of the Company and its shareholders.

 Exhibit C-3